2049 Century Park East
Los Angeles, CA 90067
Monica J. Shilling, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 310 552 4355	+1 310 552 4200	+1 310 552 5900
monica.shilling@kirkland.com
www.kirkland.com
July 28, 2023
VIA EDGAR

Attention:	Lisa N. Larkin, Senior Counsel
Melissa McDonough, Staff Accountant
John Lee, Branch Chief
Christian Sandoe, Assistant Director
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Vista Credit Strategic Lending Corp.
Registration Statement on Form 10
Filed June 15, 2023
File No. 000-56562
Dear Ms. Larkin:
This letter is sent on behalf of Vista Credit Strategic Lending Corp. (the “Company”), in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter dated July 17, 2023 relating to the above-referenced registration statement on Form 10 (the “Registration Statement”) filed by the Company with the SEC on June 15, 2023.
For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. We have discussed the Staff's comments with representatives of the Company. Capitalized terms used in this letter and not otherwise defined herein have the meanings specified in Amendment No. 1 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).
Page 1 – Explanatory Note
1.Staff’s comment: In the sixth paragraph, disclosure states that the Company intends to file an election to be regulated as a BDC. The Company filed a Form N-54A on
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Securities and Exchange Commission July 28, 2023 Page 2
June 23, 2023. Please revise the disclosure here, and throughout the registration statement, accordingly.
Response: In response to the Staff’s comment, the Company has revised the Amended Registration Statement first on page 1 and throughout the Amended Registration Statement accordingly.
Page 8 – The Company – Vista Credit Strategic Lending Corp.
2.Staff’s comment: We note that the Company’s name contains the term “Credit,” which refers to a type of investment. As such, under rule 35d-1, the Company must have a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in debt securities. Please add this policy, and state that this policy cannot be changed without 60 days prior written notice to stockholders (or that the policy is fundamental).
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amended Registration Statement to include the following disclosure:
Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in credit investments (loans, bonds and other credit instruments) and related equity securities (including equity securities acquired in connection with debt instruments to make them more desirable, such as warrants or preferred equity securities, as well as investments in equity securities of issuers of loans, bonds or other credit instruments owned by us). Our credit investments will typically consist of first lien, unitranche, and second lien debt facilities, and may include mezzanine debt, any of which may be “covenant-lite” (i.e., loans that do not have a complete set of financial maintenance covenants).
3.Staff’s comment: In the third paragraph, disclosure refers to the “enterprise software, data and technology-enabled sectors,” and “dislocations.” Please explain these terms using clear, straightforward language.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amended Registration Statement to include the following bolded disclosure:
We expect to invest in “middle market companies,” which we define to generally mean companies with EBITDA of less than $250 million annually, and/or annual revenue of

Securities and Exchange Commission July 28, 2023 Page 3
$25 million to $2.5 billion at the time of investment, in the enterprise software, data and technology-enabled sectors, which focus on designing, implementing and/or utilizing software solutions specifically to meet the needs of large, complex organizations. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when we believe that there are dislocations in the capital markets such that assets are mispriced on an absolute or relative basis, including the high yield and syndicated loan markets.
Page 9 – Vista
4.Staff’s comment: In the second paragraph, disclosure states, “Vista Credit Partners, L.P. (“Vista Credit Partners” or “VCP”) was established in 2013 as the growth of the Vista team and identified opportunity set, Vista’s knowledge of software businesses, their operations and the software market continued to deepen and evolve.” The sentence is unclear. Please revise.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Amended Registration Statement as follows:
As Vista and the enterprise software, data and technology-enabled sector continued to grow, Vista Credit Partners, L.P. (“Vista Credit Partners” or “VCP”) was established in 2013 to help Vista expand into new, distinct and complementary investment strategies and further capitalize on Vista’s deepening knowledge of software businesses, their operations and the software market.
Page 10 – Market Opportunity
5.Staff’s comment: Please limit the marketing disclosure in this section (i.e., pages 10-15). This information is secondary and obscures the primary disclosure regarding the Company’s structure, investment strategies, and risks.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10-15 of the Amended Registration Statement accordingly.
6.Staff’s comment: In the first paragraph, disclosure refers to “both the liquid and private credit markets.” Please explain what “liquid” markets are in relation to “private credit” markets.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Amended Registration Statement to explain that the private

Securities and Exchange Commission July 28, 2023 Page 4
credit market is one in which loans are typically negotiated privately between an issuer and a small number of lenders, while the liquid credit market consists of broadly syndicated loans and other, more liquid credit investments.
7.Staff’s comment: In the second sentence of the first paragraph, disclosure refers to a “highly defensive mandate.” Please explain this term using clear, straightforward language.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 of the Amended Registration Statement to delete the reference to a “highly defensive” mandate.
8.Staff’s comment: Disclosure in footnote 1 appears to be an excerpt about certain kinds of performance information regarding a certain fund. It is unclear who “S&P LCD” and the “Fund” are, and what the terms “cumulative default rate,” “average default rate,” “VCP default rate,” and “cumulative dollar weighted default rate,” mean. The footnote and accompanying text focus on industries, including the software industry, but the Company’s strategy focuses on the “enterprise software, data and technology-enabled sectors.” Also, the footnote refers to industries listed “above,” but should instead state, “below.”
Given the numerous caveats and exceptions, the disclosure is confusing, and its relevance is unclear. Please revise the footnote and accompanying text to more clearly and accurately describe the relevance of the disclosure to the Company’s principal investment strategies. See General Instruction C(c) of Form 10 (requiring additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading).
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Amended Registration Statement to delete the accompanying chart and revise the referenced footnote as follows:
Source: Standard & Poor’s Leveraged Commentary & Data, a leading provider of leveraged loan news, data and research. Data is as of December 2022. Industry cumulative default rates are dollar-weighted from 1995 to December 2022. Software cumulative default rate by count from 1997 to December 2022. There can be no assurance that historical trends will continue. Past trends in software debt markets may not be indicative of future conditions or trends.

Securities and Exchange Commission July 28, 2023 Page 5
Page 11 – Market Opportunity
9.Staff’s comment: On this page, disclosure contains many words and phrases that are difficult to understand. Please revise the following using clear, straightforward language.
•“Mature software products generally have high gross margins and variable operating expenses that are largely tied to salespersons, commissions, travel and marketing.”
•“Moreover, the codebase and intellectual property may represent attractive, strategic assets to a broad array of industry players who can credibly acquire them and cross-sell these products.”
•“These attributes of software-enabled services are evidenced by the historically high degree of financial sponsor exits to strategic acquirers who benefit from these readily identifiable synergies.”
•“Mission criticality.”
•“Outsized productivity gains.”
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 11 of the Amended Registration Statement accordingly.
10.Staff’s comment: In the second paragraph, disclosure states, “During the global financial crisis of 2007-2009 (the “GFC”), and throughout the COVID-19 pandemic, enterprise software companies have demonstrated their resiliency. For instance, public companies in S&P’s Expanded North American Software Composite saw median revenue growth of over 5% year-over-year from 2008 to 2009.” Please describe the composite. Also, please add disclosure that explains such resiliency during the COVID-19 pandemic, or consider deleting the reference to the COVID-19 pandemic.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 to clarify that the referenced composite is designed to measure U.S. traded securities in the GICS Application Software, Systems Software and Home Entertainment Software sub-industries, as well as applicable supplementary stocks, and to delete the reference to the COVID-19 pandemic.
11.Staff’s comment: Footnote 1 cites “Index performance from Bloomberg/company reports; company-specific data from Capital IQ/Company Reports.” Please be more specific

Securities and Exchange Commission July 28, 2023 Page 6
about which reports and who these entities are. Please also explain whether such reports are publicly available and, if so, how investors can access the reports.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amended Registration Statement to delete references to Capital IQ and other “reports” and to clarify that the historical performance of public companies in S&P’s Expanded North American Software Composite and companies included in the S&P 500 (excluding financials) are publicly available from Bloomberg.
Page 12 – Shifting Demand from Public to Private Markets
12.Staff’s comment: On this page, disclosure contains many words and phrases that are difficult to understand. Please revise the following using clear, straightforward language.
•“Deal count.”
•“Less-dilutive debt.”
•“Scaled growth capital solutions.”
•“Non-Sponsor FounderDirect Channel.”
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of the Amended Registration Statement accordingly.
13.Staff’s comment: Footnotes 3-6 cite various entities. Please explain who the entities are, whether the sources are publicly available and, if so, how investors can access the sources.
Response: In response to the Staff’s comment, the Company has revised the disclosure in footnotes 3-5 on page 11 of the Amended Registration Statement to provide information on the sources cited and how to access them and has deleted footnote 6.
Page 13 – Sponsor Market Opportunity
14.Staff’s comment: On this page, disclosure contains many words and phrases that are difficult to understand. Please revise the following using clear, straightforward language.
•“Dry powder.”
•“Broad end-market diversification.”

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•“Broader reallocation of budgeted spend.”
•“Tools that are either utilized ‘horizontally’ by stakeholders in many end-markets or developed to replace traditional headcount of capital expenditures in each ‘industry vertical’ as colloquially understood.”
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Amended Registration Statement accordingly.
15.Staff’s comment: In the first paragraph, disclosure refers to “Prequin.” Please explain who this entity is.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Amended Registration Statement to clarify that Preqin, Ltd. is a provider of financial data and information on the alternative assets market.
Page 15 – Proprietary and Differentiated Sourcing Model
16.Staff’s comment: In the first paragraph, disclosure refers to “FounderDirect Lending.” Please explain who this entity is.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Amended Registration Statement to clarify that the FounderDirect Lending is a part of Vista’s lending strategy that offers first lien loans (with some equity component) directly to founder-run enterprise software companies.
Page 16 – Sourcing
17.Staff’s comment: In the last sentence of the first paragraph, disclosure states that “VCP has closed over 400 investments with over 60 private equity sponsors.” On the previous page, disclosure states that “the VCP Investment Team has closed on over 470 transactions with more than 60 private equity firms.” Please confirm that these two statements are accurate.
Response: In response to the Staff’s comment, the Company has conformed the disclosure on page 15 of the Amended Registration Statement to the more specific disclosure that VCP has closed over 470 investments with over 60 private equity sponsors. The Company confirms that both of the statements referenced in the Staff’s comment are accurate.

Securities and Exchange Commission July 28, 2023 Page 8
Page 17-18 – Structure of Investments
18.Staff’s comment: In this section, disclosure refers to “add-on acquisitions” and “affirmative and negative covenants.” Please explain the terms using clear, straightforward language.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amended Registration Statement accordingly.
Page 18 – Warehousing Transaction
19.Staff’s comment: Please explain to us whether the Company has considered the applicability of Regulation S-X Article 6-11 with regards to the warehousing transaction.
Response: The Company advises the Staff that the warehoused assets anticipated to be acquired by the Company would represent, at most, a de minimis portion of the consolidated assets of the Financing Provider. Specifically, as of March 31, 2023, the Financing Provider has disclosed in its annual report filed on Form N-CSR total assets of $15,121,747,501, and if the full $250 million of the Warehouse were utilized and acquired by the Company, it would represent 1.65% of the Finance Provider’s total assets. Accordingly, the Company does not believe that Regulation S-X Article 6-11, which is triggered upon the acquisition of all or substantially all of the assets of a fund, is implicated.
20.Staff’s comment: Is the Financing Provider identified as a “independent thirty party” also unaffiliated with the Company and/or the Adviser? If so, please revise disclosure to reflect this.
Response: The Company advises the Staff that the Finance Provider is not an affiliated person, as such term is defined in Section 2(a)(3) of the 1940 Act, of the Company or the Adviser as of the date of the Amended Registration Statement. Accordingly, the Company believes the disclosure is correct as written.
21.Staff’s comment: Please supplementally provide to staff explaining how and whether the Warehousing Transaction disclosure describing “unfunded commitments therein” complies with rule 18f-4 under the Investment Company Act.
Response: The Company advises the Staff that, as part of the Warehouse Transaction, the Company may acquire the obligation to fund unfunded commitments (e.g., through a delayed draw term loan or revolver). If and when the Company assumes

Securities and Exchange Commission July 28, 2023 Page 9
the obligation to make such unfunded commitments pursuant to the Warehouse Transaction, the Company confirms that it will comply with Rule 18f-4(e), including its obligation to ensure that, at the time it incurs the unfunded commitment, it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitments as they come due.
22.Staff’s comment: Please include in the registration statement an unaudited schedule of investments prepared in accordance with Regulation S-X Article 12-12 listing the portfolio holdings subject to the warehousing transaction.
Response: In response to the Staff’s comment, the Company has added the referenced schedule on page 90 of the Amended Registration Statement.
23.Staff’s comment: Please describe any fees or expenses expected to be incurred by the Company in connection with the warehousing transaction.
Response: The Company advises the Staff that the disclosure regarding the Warehouse Transaction already includes an extensive and detailed discussion of the pricing of the purchases. There are no additional expenses or fees for the Company associated with the Warehouse Transaction beyond standard legal and administrative costs incurred in negotiating the documentation.
Page 20 – Incentive Fee
24.Staff’s comment: Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include a second example where the five percent return results entirely from net realized capital gains, with an introductory sentence of explanation of the second example. We believe that such disclosure would be helpful to investors.
Response: The Company submits that the Registration Statement is not subject to the requirements of Item 3 of Form N-2. Because the Registration Statement does not register securities under the Securities Act of 1933, as amended, and therefore cannot be used for the marketing of an investment in the Company, the Company declines to make the requested revision. However, the Company will include an appropriate fee table in any registration statement it may file under the Securities Act.

Securities and Exchange Commission July 28, 2023 Page 10
25.Staff’s comment: Please include a graphical illustration of how the incentive fee will operate.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Amended Registration Statement accordingly.
26.Staff’s comment: Please tell us supplementally whether the Company will invest in swaps and, if so, that it will look through such investments to calculate the Incentive Fee.
Response: Supplementally, the Company informs the Staff it does not currently intend to use interest rate swaps, credit default swaps, or total return swaps as part of its principal investment strategy.
Page 25 – Administration Agreement
27.Staff’s comment: Please state the fee payable under the Administration Agreement.
Response: The Company advises the Staff that the only fee payable under the Administration Agreement is reimbursement at cost for services performed for the Company, as discussed on pages 24-27 of the Amended Registration Statement.
Page 29 – Term
28.Staff’s comment: The second paragraph refers to the possibility that the Company will issue preferred stock. Please confirm that the Company will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.
Response: The Company confirms that it does not currently intend to issue preferred shares within one year of the effective date of the Registration Statement.
Page 45 – Item 1A. Risk Factors
29.Staff’s comment: Please add risk disclosure regarding the cost of Exchange Act reporting.
Response: The Company advises the Staff that the risk factor entitled “We will expend significant financial and other resources to comply with the requirements of being a reporting entity under the 1934 Act,” details the costs the Company expects to incur as an entity

Securities and Exchange Commission July 28, 2023 Page 11
subject to the reporting requirements of the 1934 Act and appears on pages 78-79 of the Amended Registration Statement.
Page 65 – To the extent original issue discount (OID) and payment-in-kind (PIK) interest income constitute a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.
30.Staff’s comment: The risks of original issue discount (“OID”) securities and PIK instruments are discussed here (and these investments are referred to on page 20 as an example of Pre-Incentive Fee Net Investment Income).
a.Please ensure that instruments discussed in the risks and incentive fee sections are also discussed in principal strategies section.
b.Please also add the following risks related to PIK and OID instruments:
•The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;
•The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;
•Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash; and
•PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral.
c.To the extent that the following risk disclosure (PIK interest payments the Company receives will increase its assets under management and, as a result, will increase the amount of base management fees and incentive fees payable by the Company to the Advisor) is applicable to both PIK and OID securities, please revise disclosure to cover both.
Response: With respect to subpart (a) of the Staff’s comment, the Company advises the Staff that, because OID and PIK investments are not expected to comprise a

Securities and Exchange Commission July 28, 2023 Page 12
material percentage of the Company’s investments, discussion of these instruments in the principal strategies section would be potentially confusing to investors as it would overstate the significance of such instruments. In response to subparts (b) and (c) of the Staff’s comment, the Company has revised the disclosure on pages 64-65 of the Amended Registration Statement accordingly.
Page 71 – Stockholders who default on their Capital Commitment to us will be subject to significant adverse consequences.
31.Staff’s comment: This section describes the potential consequences to stockholders who default on their capital commitment to the Company. Please add similar disclosure to “The Private Offering” beginning on page 28 so that such disclosure appears earlier in the registration statement.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Amended Registration Statement accordingly.
Page 120 – Item 13. Financial Statements and Supplementary Data
32.Staff’s comment: The financial statements are not included in this registration statement. Please file an  amended Form 10 with complete financial statements at least fifteen days prior to the Form 10’s effectiveness. We may have further comments.
Response: In response to the Staff’s comment, the Company has added the requested financial statements on pages F-1 through F-11 of the Amended Registration Statement accordingly.
*****

Securities and Exchange Commission July 28, 2023 Page 13
Please contact Monica J. Shilling at (310) 552-4355 or Nicole M. Runyan at (212) 446-4774 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Monica J. Shilling
Monica J. Shilling, P.C.

CC:	Via E-mail
Nicole M. Runyan, P.C., Kirkland & Ellis LLP
Gregory Galligan, Vista Credit Strategic Lending Corp.